[rue21 letterhead]

August 8, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention:	Mr. David L. Orlic
Ms. Alexandra M. Ledbetter

Re:	rue21, inc. Amendment No. 2 to Schedule 13E-3 Filed on August 1, 2013 by rue21, inc., Apax VIII-A L.P., Apax VIII-B L.P., Apax VIII-1 L.P., Apax VIII-2 L.P. et al.
File No. 005-85129

Revised Preliminary Proxy Statement on Schedule 14A Filed on August 1, 2013 File No. 001-34536

Dear Mr. Orlic and Ms. Ledbetter,

This letter is being furnished by rue21, inc., a Delaware corporation (“rue21” or the “Company”), in response to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 6, 2013 with respect to rue21’s Amendment No. 2 to Schedule 13E-3 (File No. 005-85129) (the “Schedule 13E-3”) and Revised Preliminary Proxy Statement on Schedule 14A (File No. 001-34536) (the “Proxy Statement”) that were filed with the Commission on August 1, 2013.

The text of the Staff’s comment has been included in this letter for your convenience. Information about Apax Partners, L.P. (“Apax”) included in the response below is based on information provided by Apax.

Comment: We note your response to prior comment 2. Notwithstanding the analysis contained in the response, Mr. Megrue appears to be an affiliate of the company, and the background section appears to demonstrate that he is engaged in the transaction. Please add Mr. Megrue as a filing person to the Schedule 13E-3, and include all requisite disclosure.

United States Securities and Exchange Commission

Division of Corporation Finance

Response: The Company respectfully submits that, based on information provided to it by representatives of Apax, and as noted in the Company’s prior letter dated July 31, 2013, Mr. Megrue should not be characterized as an affiliate of the Company engaged in a 13E-3 transaction.

Mr. Megrue does not “sit on both sides” of the transaction as contemplated by Section 201.05 of the Compliance and Disclosure Interpretations regarding Going Private Transactions. Mr. Megrue recused himself from all relevant meetings of the Company’s board of directors and was not involved in the formation, or any of the discussions or decisions, of the special committee of the Company’s board of directors.

Throughout the transaction process, Mr. Megrue was acting on behalf of Apax Partners, L.P., as sub-advisor to Apax Partners LLP, which in turn provides investment advisory services to Apax VIII-A L.P., Apax VIII-B L.P., Apax VIII-1 L.P. and Apax VIII-2 L.P. (the “Apax Investors”). Mr. Megrue was not acting in any other capacity, including on his own behalf or in an individual capacity. As noted in the Company’s prior letters dated July 19, 2013 and July 31, 2013, Mr. Megrue is a partner of Apax Partners, L.P. Apax Partners, L.P. does not have the power to direct the investments of any of the Apax Investors, does not control any of the Apax Investors and is not a filing person for the Schedule 13E-3.

The investment advisory services provided by Apax Partners, L.P. and Apax Partners LLP with respect to the transaction, including the services provided by Mr. Megrue, were subject to the direction and approval of the approval committee of Apax Partners LLP (the “Approval Committee”) and/or the investment committee of Apax Partners LLP (the “Investment Committee” and, together with the Approval Committee, the “Apax Committees”). As is customary practice, all members of the Apax advisory team involved in the transaction, including Mr. Megrue, participated in the preparation and/or presentation of materials to the Apax Committees. The Approval Committee and Investment Committee consist of five and six individuals, respectively, who are partners of Apax Partners, L.P. or Apax Partners LLP. Mr. Megrue is one of the members of the Apax Committees but was recused from the decision making actions taken by the Apax Committees with respect to this transaction.

Mr. Megrue was one member of a large team of representatives of Apax Partners, L.P. and Apax Partners LLP that were involved in the transaction. The core advisory team included seven Apax representatives, including two other partners of Apax Partners, L.P. in addition to Mr. Megrue. The Apax advisory team worked under the combined direction of all three partners and not Mr. Megrue individually. Mr. Megrue made no unilateral decisions with respect to the transaction and was not involved in all aspects of the transaction.

As outlined in the Proxy Statement, Mr. Megrue had only limited direct contact with Mr. Hartman, the chairman of the special committee of the Company’s board of directors, throughout the transaction process. Mr. Megrue and Mr. Hartman discussed the transaction by telephone on four separate occasions over an eight month period and only

United States Securities and Exchange Commission

Division of Corporation Finance

addressed a limited number of specific issues regarding the transaction. For purposes of these discussions with Mr. Hartman, Mr. Megrue was acting pursuant to the prior approval and guidance of the Apax Committees in addition to the prior agreement of the Apax advisory team and did not exercise individual or personal decision making authority.

Mr. Megrue did not control the advisory services provided or decision making or negotiation with respect to the transaction on behalf of Apax Partners, L.P., Apax Partners LLP or the Apax Investors. As noted in the Company’s prior letters, final decision-making authority and approval with respect to the transaction was exercised by Apax VIII GP Co. Limited on behalf of the Apax Investors.

We also wish to point out that because Mr. Megrue is a director of the Company and an officer of Parent and each of Parent and the Company are filing persons, disclosure regarding his security ownership in the Company and material transactions with the Company is already fully disclosed in the Schedule 13E-3 currently on file with the Commission. We do not believe that naming Mr. Megrue as an additional filing person in the Schedule 13E-3 would positively impact the quality of the disclosure to the Company’s unaffiliated stockholders.

Based on the above facts and circumstances, we do not believe that Mr. Megrue controls the Company or the Apax Investors in a way that would cause him to be deemed to be “engaged in” a 13E-3 transaction within the meaning of Rule 13E-3 and that, in any case, Mr. Megrue was not personally “engaged in” a 13E-3 transaction within the meaning of Rule 13E-3. Consequently, we do not believe that Mr. Megrue should be added as a filing person to the Schedule 13E-3.

*    *    *    *

United States Securities and Exchange Commission

Division of Corporation Finance

In connection with responding to the Staff’s comments, each filing person acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact David Fox at (212) 446-4994 or David Feirstein at (212) 446-4861, each of Kirkland & Ellis LLP, rue21’s outside counsel.

Sincerely,

/s/ Stacy Siegal

Stacy Siegal

Cc:	David Fox, Esq.
David Feirstein, Esq.